Sprint Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Paul W. Schieber, Jr. Vice President and Controller (Principal Accounting Officer)

July 25, 2014
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:     Larry Spirgel, Assistant Director
Joseph Cascarano, Senior Staff Accountant
Robert Shapiro, Staff Accountant

Re:    Sprint Corporation
Form 10-K for the Year Ended December 31, 2013
Filed February 24, 2014
Form 10-KT for Transition Period from January 1, 2014
To March 31, 2014
Filed May 27, 2014
File No. 001-04721

Ladies and Gentlemen:
Sprint Corporation, a Delaware corporation (“Sprint”, the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 14, 2014, with respect to the Company’s financial statements and related disclosures in our Annual Report on Form 10‑K ("Form 10-K") for the fiscal year ended December 31, 2013, filed February 24, 2014, and our Transition Report on Form 10-K ("Form 10-KT") for the transition period from January 1, 2014 to March 31, 2014, filed May 27, 2014.

Securities and Exchange Commission
July 25, 2014

Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before our corresponding response.
Form 10-K for the fiscal year ended December 31, 2013

Financial Statements for Clearwire Corporation and Subsidiaries for the 190 Days Ended July 9, 2013, and for the Years Ended December 31, 2012 and 2011

Independent Auditor’s Report for the 190 Days Ended July 9, 2013, page F-48

1.	Please amend the filing and include a signed accountant’s report as required by Rule 2-02 of Regulation S-X.
Response:
In response to the Staff's comment, the Company will include signed accountant's reports in all future filings, when required, as we did in our Current Report on Form 8-K, which was filed on July 18, 2014. Additionally, the Company will provide a copy of the signed reports to the Staff, if so requested.
The financial statements with the inadvertently omitted signatures referenced by the Staff were the financial statements of Clearwire Corporation ("Clearwire"). Clearwire was an equity method investee of the Company prior to the acquisition of the remaining ownership interest in Clearwire on July 9, 2013, which were included in both the Form 10-K and Form 10-KT, as required by Rule 3-09 of Regulation S-X.
The Company received signed copies of the accountant's reports from Deloitte and Touche LLP ("Deloitte") on February 21, 2014 and these original signed reports are held in the Company's files pursuant to Item 302 of Regulation S-T. The electronic signatures of Deloitte were also included in their consents, which allowed the Company to incorporate the accountant's reports in Sprint's open Registration Statements on Form S-8. These consents, relating to the consolidated financial statements of Clearwire, were included as exhibits to the Form 10-K and Form 10-KT, respectively.
When we revised the Sprint historical financial statements contained in the Form 10-KT to include a footnote in the Notes to the Consolidated Financial Statements that provided supplemental guarantor financial information pursuant to Rule 3-10 of Regulation S-X, the Company included the signed reports for these Clearwire financial statements in its Current Report on Form 8-K that was filed with the Commission on June 18, 2014.
Report of Independent Registered Public Accounting Firm, page F-49

2.	Please amend the filing and include a signed accountant’s report as required by Rule 2-02 of Regulation S-X.
Response:

The Company respectfully requests that the Commission refer to the response in Staff Comment #1 above.

Securities and Exchange Commission
July 25, 2014

Form 10-KT for the Transition Period from January 1, 2014 to March 31, 2014

Financial Statements for Clearwire Corporation and Subsidiaries for the 190 Days Ended July 9, 2013, and for the Years Ended December 31, 2012 and 2011

Independent Auditor’s Report for the 190 Days Ended July 9, 2013, page F-52

3.	Please amend the filing and include a signed accountant’s report as required by Rule 2-02 of Regulation S-X.
Response:

The Company respectfully requests that the Commission refer to the response in Staff Comment #1 above.

Report of Independent Registered Public Accounting Firm, page F-53

4.	Please amend the filing and include a signed accountant’s report as required by Rule 2-02 of Regulation S-X.
Response:

The Company respectfully requests that the Commission refer to the response in Staff Comment #1 above.

**********
In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact me at (913) 794-3400. Thank you for your attention to this matter.

Very truly yours,

/s/ Paul W. Schieber, Jr.
Paul W. Schieber, Jr.
Vice President and Controller
(Principal Accounting Officer)